Exhibit (a)(5)(F)

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

NATALIE VESELY, Individually and On	CASE NO.
Behalf of All Others Similarly Situated,
CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND INDIVIUDAL CLAIMS FOR VIOLATION OF SECTIONS 14(d)4 and (e) AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934
Plaintiff,

v.

OFFICIAL PAYMENTS HOLDINGS,
INC., CHARLES W. BERGER, MORGAN P.
GUENTHER, JAMES C. HALE, ALEX P.
HART, DAVID A. POE, ZACHARY F.
SADEK, KATHERINE A. SCHIPPER,
OLYMPIC ACQUISITION CORP., and ACI
WORLDWIDE INC.,
Defendants.

CLASS ACTION COMPLAINT

Plaintiff Natalie Vesely (“Plaintiff”), on behalf of herself and all others similarly situated, by her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

INTRODUCTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Official Payment Holdings, Inc. (“OPH” or the “Company”) against the board of directors of OPH (the “Board” or “Individual Defendants”), and other persons and entities (collectively, the “Defendants”), to enjoin the acquisition of OPH by ACI Worldwide, Inc. (“ACI”) through its wholly-owned subsidiary Olympic Acquisition Corp. (“Merger Sub”)(“Proposed Transaction”).

2. On September 23, 2013, OPH and ACI issued a joint press release announcing that they had entered into a definitive merger agreement (“Merger Agreement”) for ACI to acquire OPH, via a tender offer (the “Tender Offer”), in an all cash transaction worth approximately $109 million. Under the terms of the Proposed Transaction, OPH shareholders will receive $8.35 for each share of OPH common stock that is tendered (the “Proposed Transaction”). Following the consummation of the Proposed Transaction, OPH will become a wholly-owned subsidiary of ACI.

3. Pursuant to Delaware General Corporation Law Section 251(h), after at least 50% of the Company’s common stock is tendered to ACI, Merger Sub and their subsidiaries through in the Tender Offer, ACI will then execute a short form merger for the remaining shares of OPH, which will not require the consent of the Company’s stockholders.

4. OPH is a Georgia-based company that is a provider of biller direct electronic payment solutions. These payment solutions provide payment services via multiple channels, including the Internet, automated Interactive Voice Response (IVR), call center and point-of-sale (POS), environments. Its solutions include multiple enhanced payment services, including convenience fee payments, absorbed payments, payment reminder and automated payment scheduling. It also offers its clients a range of payment choices, including credit and debit cards, electronic checks, cash and money orders, and emerging payment methods to meet the needs of their customers.

5. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. Given OPH’s recent strong performance as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company. As alleged in further detail below, both the value to OPH’s shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company.

6. Compounding the failure to provide adequate consideration, Defendants locked-up the Proposed Transaction by agreeing to certain deal-protection devices that unfairly favor ACI and discourage potential bidders from submitting a superior bid for the Company. Most notably, the Merger Agreement does not contain a “no solicitation” provision, which would allow OPH to solicit proposals from third parties. Rather, the Merger Agreement includes an array of deal protection devices that include (i) a non-solicitation or “no-shop” provision that prohibits the Company from seeking superior bids; (ii) a matching rights provision allowing ACI to match any superior bid for OPH; and (iii) a termination fee of $5.2 million.

7. As described below, both the value to OPH shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company.

8. The Proposed Transaction is designed to preclude other potential bidders to emerge with superior offers while also precluding shareholders from voicing opposition. Defendants are working quickly to close the deal absent judicial intervention, the initial closing of the Tender Offer is expected to consummate one week from now.

9. Further demonstrating the Board’s breaches of fiduciary duties, OPH and ACI filed a Recommendation Statement with the SEC on October 4, 2013 that is plagued with material disclosure violations. As discussed in further detail herein, the Recommendation Statement fails to provide OPH stockholders with the essential information that is needed in order to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction. Most notably, the Recommendation Statement omits, among other things, the Company’s financial projections for the years 2013 through 2017 which were prepared by OPH management and provided to the Company’s sophisticated financial advisor, William Blair & Company, L.L.C. (“William Blair”). Crucially, the Recommendation Statement also fails to disclose the Company’s unlevered free cash flows. By operation of Delaware law, the disclosure of financial projections and unlevered free cash flows are required to be disclosed since they are highly material to OPH stockholders. Financial projections and unlevered free cash flows are material because they (i) provide shareholders with a basis to better project the future financial performance of the Company in making their approval decision, and (ii) help shareholders better understand the financial analyses provided by the Company’s financial advisor in its fairness opinion. Without such information, OPH shareholders will be forced to decide whether to vote their shares in favor of the Proposed Transaction or whether to seek appraisal of their shares without all material information necessary to make an informed decision.

10. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care as well as violations of the Exchange Act.

JURISDICTION AND VENUE

11. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C §1331 in that Plaintiff’s claims arise in part under the Constitution and laws of the United States, including the Exchange Act [15 U.S.C. §78aa] and 28 U.S.C. §1331. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a).

12. This Court also has jurisdiction over this action pursuant to 28 U.S.C. §§ 1332(a), (c), and (d) as Plaintiff and the defendants are citizens of and domiciled in different states and the amount in controversy exceeds $75,000, exclusive of interests and costs. Given that the Proposed Transaction is valued at approximately $109 million, the injunctive relief sought herein will exceed a sum or value of $75,000. This action is not a collusive one to confer jurisdiction on this Court.

13. Venue is proper in this Court pursuant to 28 U.S.C. §1391 because OPH is headquartered in Georgia and is therefore a resident of this District.

PARTIES

14. Plaintiff currently holds shares of common stock of OPH and has held such shares since prior to the wrongs complained of herein.

15. Defendant OPH, a Delaware corporation, provides electronic payment solutions in the United States, Puerto Rico, and the District of Columbia. Its solutions enable clients to accept payments by credit card, debit card, and electronic check through mobile devices, the Internet, telephone, and point of sale devices. The Company offers various payment solutions to federal, state, and local governments for federal and state income and business tax payments, and local real property tax payments; higher education market for payments to post-secondary educational institutions; utility market for payments to private and public utilities; charitable organizations for charitable donations; and for other purposes, including rent, insurance, and k-12 education meal payments and fee payments. OPH also provides call center interactive voice response systems and support services, including customization, installation, and maintenance.

16. Defendant Charles W. Berger (“Berger”) has served as a director of OPAY since January 2002. He is currently a member of the Nominating and Governance Committee and the Data Security Committee.

17. Defendant Morgan P. Guenther (“Guenther”) has served as a director of OPAY since August 1999. He is the Chairman of the Nominating and Governance Committee and a member of the Compensation Committee.

18. Defendant James C. Hale (“Hale”) has served as a director of OPAY since 2011. He is currently Chairman of the Board, Chairman of the Audit Committee, and a member of the Compensation Committee.

19. Defendant Alex P. Hart (“Hart”) has served as President, Chief Executive Officer (“CEO”), and a director of OPAY since August 2010.

20. Defendant David A. Poe (“Poe”) has served as a director of OPAY since 2008. He is the Chairman of the Data Security Committee and a member of the Audit Committee and of the Nominating and Governance Committee.

21. Defendant Zachary F. Sadek (“Sadek”) has served as a director of OPAY since 2009. He is the Chairman of the Compensation Committee.

22. Defendant Katherine A. Schipper (“Schipper”) has served as a director of OPAY since April 2011. She is a member of the Audit Committee and of the Data Security Committee.

23. Defendant Merger Sub is a wholly-owned subsidiary of ACI, and is a Delaware corporation duly organized for the purposes of facilitating the Proposed Transaction.

24. Defendant ACI is incorporated under the laws of the State of Delaware and develops, markets, installs, and supports a line of software products and services for facilitating electronic payments worldwide. ACI offers a suite of products and services covering various domains, which include online banking and cash management that manages payments and cash flows through the online or mobile channel; managing and processing monetary, nonmonetary, sales, and account origination financial transactions; and managing trade related transaction types.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES UNDER STATE LAW

25. By reason of the Individual Defendants’ positions with the Company as directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of OPH (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and complete disclosure.

26. By virtue of their positions as directors of OPH, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause OPH to engage in the practices complained of herein.

27. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of OPH, are obligated under applicable law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. The Individual Defendants are also obliged to honor their duty of candor to OPH’s shareholders by, inter alia, providing all material information to the shareholders regarding a situation in which they are asked to vote or tender their shares in favor of a proposed merger. This duty of candor ensures that the Company’s shareholders have all information that will enable them to make informed, rational and intelligent decisions as to whether to relinquish their ownership in OPH for the consideration offered.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of OPH, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of OPH common stock.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action pursuant to Rule 23 of the Federal Rules of Civil Procedure, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

32. This action is properly maintainable as a class action.

33. The Class is so numerous that joinder of all members is impracticable. As of September 30, 2013, OPH had approximately 16,732,000 shares of common stock issued and outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

34. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have breached their fiduciary duties of good faith, loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached their fiduciary duty of candor to Plaintiff and the other members of the Class in connection with the Proposed Transaction by failing to disclose to shareholders all material information upon which they are able to make an informed decision about whether to tender their shares;

(d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f) whether ACI and OPH are aiding and abetting the wrongful acts of the Individual Defendants.

35. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

36. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

37. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A. Background

38. Founded in 1991, OPH has been a leading provider of electronic payment solutions by providing its customers an efficient, reliable way to process their bills. OPH’s payment solutions enable customers to accept payments by credit card, debit card, and electronic check through mobile devices, the Internet, telephone, and point of sale devices. The Company offers various payment solutions to federal, state, and local governments for federal and state income and business tax payments, and local real property tax payments; higher education market for payments to post-secondary educational institutions; utility market for payments to private and public utilities; charitable organizations for charitable donations; and for other purposes, including rent, insurance, and k-12 education meal payments and fee payments. It also provides call center interactive voice response systems and support services, including customization, installation, and maintenance. The Company was formerly known as Tier Technologies, Inc. and changed its name to Official Payments Holdings, Inc. in January 2012.

39. Recently, OPH’s financial performance has been impressive. In the Company’s press release filed with the United States Securities and Exchange Commission (“SEC”) on August 6, 2013, the Company reported its seventh consecutive quarter of positive EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) and reported revenue from continuing operations of $45.8 million, a 16.8% increase from the third quarter of fiscal 2012. In announcing the these results, Hart, OPH’s President and CEO, stated the following:

We’re pleased to report positive Adjusted EBITDA from continuing operations for our seventh consecutive quarter and positive earnings per share for the first time in several years. Our platform consolidation project remains on target to be substantially complete by the end of the calendar year. We expect significant savings from this project in terms of both improved operational efficiency and reduced capital expenditures for the next fiscal year. We’re confident that we’ve positioned ourselves for even better financial results in fiscal year 2014.

40. Despite these promising future prospects, the Company’s shareholders face the prospect of being excluded from this upside potential due to the intervening tender-offer proposal made by ACI. Rather than allowing the public shareholders to reap the benefits of the exciting opportunities on OPH’s horizon, the Individual Defendants have acted for their own benefit and the benefit of ACI, and to the detriment of OPH’s public shareholders by entering into the Proposed Transaction.

B. The Proposed Transaction

41. On September 23, 2013 OPH and ACI issued a joint press release announcing that they had entered into the Merger Agreement.

42. Specifically, the press release stated, in relevant part, that:

Naples, FLA - September 23, 2013 - ACI Worldwide (NASDAQ: ACIW), a leading international provider of payment systems, and Official Payments Holdings, Inc. (NASDAQ: OPAY), a leading provider of electronic bill payment solutions, today announced that they have entered into a definitive transaction agreement. Under the terms of the agreement, ACI Worldwide will acquire Official Payments in an all cash transaction for $8.35 per share. The boards of directors of both companies have unanimously approved this transaction.

Norcross, GA-based Official Payments is a leading provider of electronic bill payment solutions in the U.S., serving federal, state and local governments, municipal utilities, higher education institutions and charitable giving organizations. Official Payments currently has more than 3,000 customers representing access to over 100 million end users. The company processes approximately 20 million payments and over $9 billion in volume annually.

“Official Payments’ proven team, loyal user base and vertical expertise make it an ideal match for ACI. The acquisition will further extend ACI’s leadership in the fast-growing EBPP space, expanding our portfolio across key sectors including federal, state and local governments, municipal utilities, higher education institutions and charitable giving organizations,” said Philip Heasley, President and CEO, ACI Worldwide. “The acquisition also reaffirms our customer model and supports our corporate Universal Payments strategy of providing a complete set of end-to-end payment services, all enabled by our Universal Payments Platform.”

“This acquisition marks the next step in the evolution of electronic bill payments, an industry in which ACI Worldwide is at the forefront,” said Alex Hart, CEO, Official Payments. “I’m excited about integrating Official Payments into the broader ACI Universal Payments strategy and portfolio. This provides the opportunity to develop new capabilities previously unmet in the rapidly growing EBPP sector.”

The transaction is expected to be accretive to full year earnings in 2014. Further details of the financial impact of this transaction will be provided upon closing. An accompanying investor presentation can be found on our website at http://www.aciworldwide.com/investorrelations.

Terms of the Transaction

ACI Worldwide and Official Payments have entered into a definitive transaction agreement under which ACI Worldwide would acquire Official Payments for $8.35 per share in cash in a transaction valued at an enterprise value of approximately $109 million. ACI Worldwide will commence a cash tender offer to purchase all outstanding shares of common stock of Official Payments on or about October 4, 2013.

Upon the successful closing of the tender offer, stockholders of Official Payments will receive $8.35 per share in cash for each share of Official Payments common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes. ACI Worldwide will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO, which sets forth in detail the terms of the tender offer. Additionally, Official Payments will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Official Payments’ board of directors that Official Payments’ stockholders accept the tender offer and tender their shares.

In addition, in connection with the execution and delivery of the merger agreement, ACI Worldwide and Olympic Acquisition Corp. entered into a separate agreement with a fund affiliated with Parthenon Capital Partners (“Parthenon”), which owned 10.8% of all outstanding shares of common stock of Official Payments as of May 6, 2013, based on the Schedule 13D filed by Parthenon with the SEC on May 9, 2013. Under the agreement, Parthenon agreed on the terms and subject to the conditions set forth in the agreement, to tender shares beneficially owned by it in the tender offer.

The tender offer will expire at 12:00 midnight New York City time, twenty business days after the tender is commenced unless extended in accordance with the transaction agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to customary terms and conditions, and is anticipated to close during the fourth quarter of 2013.

Transaction documents will be available on the SEC’s website at www.sec.gov. Official Payments’ stockholders are urged to read the documents filed by ACI Worldwide, as well as materials filed by Official Payments relating to the tender offer, which contain important information about the transaction.

43. The consideration offered to OPH’s public stockholders in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of OPH’s common shares are materially in excess of the consideration being offered in the Proposed Transaction given the Company’s prospects for future growth and earnings. The Board has breached their fiduciary duties to OPH stockholders by failing to take steps to obtain the best price possible under the circumstances before entering into this transaction pursuant to which ACI is underpaying for OPH shares, thus unlawfully harming OPH stockholders.

44. The Proposed Transaction is the product of a hopelessly conflicted process that is designed to ensure the sale of OPH to ACI on terms preferential to ACI and other OPH insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. In pursuing the unlawful plan to facilitate the acquisition of OPH by ACI for grossly inadequate consideration, through a flawed process, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

45. From the Proposed Transaction, OPH’s directors will receive millions of dollars in special payments – not being made to ordinary stockholders – for currently unvested stock options and restricted shares, all of which shall, upon the Proposed Transaction’s closing, become fully vested and exercisable. Thus the Board is conflicted and serving its own financial interests rather than those of OPH’s public stockholders.

C. The Unreasonable Deal Protection Devices

46. On September 23, 2013, the Company filed a Form 8-K with the SEC that disclosed the terms of its Merger Agreement. To the detriment of OPH’s stockholders, as part of the Merger Agreement, the Individual Defendants agreed to certain deal protection devices that operate conjunctively to lock-up the Proposed Transaction and ensure that no competing offers will emerge for the Company.

47. First, the Merger Agreement contains a strict “no-solicitation” provision prohibiting the Company or the Individual Defendants from taking any affirmative action to comply with their fiduciary duties to obtain the best price possible under the circumstances. Pointedly, the Merger Agreement at section 7.3 requires that the Company and the Individual Defendants shall not, “(A) directly or indirectly solicit, initiate or knowingly encourage any Takeover Proposal, (B) enter into any agreement or agreement in principle with respect to a Takeover Proposal, or (C) participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Third Party any information with respect to, any Takeover Proposal.”

48. Similarly, section 7.3(c) of the Merger Agreement provides an “information rights” provision pursuant to which the Company must promptly notify ACI within forty-eight (48) hours should it receive an unsolicited competing Takeover Proposal. The Company must notify ACI of the bidder’s identity and the terms of the bidder’s offer. Thereafter, if the Board determines that the competing acquisition proposal constitutes a “Superior Proposal,” section 7.3(b) requires the Board to grant ACI four (4) business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.”

49. The effect of these provisions is to prevent the Board from entering discussions or negotiations with other potential purchasers unless the Board can first determine that the competing acquisition proposal is, in fact, “superior,” and even then, the Company must give ACI an opportunity to match the competing takeover proposal. Consequently, this provision prevents the Individual Defendants from exercising their fiduciary duties and precludes an opportunity for a potential purchaser to emerge.

50. Additionally, the Merger Agreement provides that OPH must pay to ACI a termination fee of $5.2 million in the event the Company decides to pursue any competing offer. This unreasonable termination fee will ensure that no competing offer will appear, as any competing bidder would essentially pay a naked premium for the right to provide the stockholders with a superior offer.

51. Ultimately, these deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a “Superior Proposal” are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

D. The Materially Incomplete Recommendation Statement

52. On October 4, 2013, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. Compounding the defective sales process utilized by the Individual Defendants, the Recommendation Statement fails to provide the Company’s stockholders with material information thereby precluding the stockholders from making a fully informed decision regarding the tender of their shares.

53. Specifically, as set forth in more detail below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things, the sales process leading up to the announcement of the Proposed Transaction and the data and inputs relied upon and observed by the Company’s financial advisor William Blair. Disclosure of this information is critical to a reasonable shareholder’s determination on whether to tender their shares. Most notably, the Recommendation Statement omits, among other things, the Company’s financial projections for the fiscal years 2013 through 2017 which were prepared by OPH management and provided to William Blair. These financial projections include, but are not limited to the following items: (i) D&A; (ii) Taxes (or tax rate); (iii) Capital expenditures; (iv) Changes in net working capital; (v) Stock-based compensation expense; (vi) Net-operating losses.

54. Crucially, the Recommendation Statement also fails to disclose the Company’s unlevered free cash flows. By operation of Delaware law, the disclosure of financial projections and unlevered free cash flows are required to be disclosed since they are highly material to OPH stockholders. Financial projections and unlevered free cash flows are material because they (i) provide shareholders with a basis to better project the future financial performance of the Company in making their approval decision, and (ii) help shareholders better understand the financial analyses provided by the Company’s financial advisor in its fairness opinion. Without such information, OPH’s shareholders will be forced to decide whether to vote their shares in favor of the Proposed Transaction or whether to seek appraisal of their shares without all material information necessary to make an informed decision.

55. The Recommendation Statement filed by the Company also fails to disclose underlying methodologies, key inputs and multiples relied upon and observed by William Blair. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses preferred by William Blair and relied upon by the Board in recommending the Proposed Transaction to OPH shareholders. In particular, in describing the analyses performed by William Blair, the Recommendation Statement fails to disclose the following:

56. In the Discounted Cash Flow Analysis, the Company should disclose (i) the rationale for selecting discount rates ranges of 18% to 22%; (ii) the rationale for applying a perpetual growth rate ranging from 3% to 5% to the unlevered free cash flow of the Company during the terminal period of the projections; (iii) the Company’s weighted average cost of capital (“WACC”) and the key inputs used to calculate the Company’s WACC; (iv) the present value of OPH’s net operating loss carry-forwards (“NOLs”) and (v) how stock-based compensation was treated in the respective analysis;

57. In the Selected Public Company Analysis, (i) the multiples observed for each of the selected public companies and (ii) the reasons for selecting the companies used in the analysis;

58. In the Selected Transaction Analysis, (i) the rationale for limiting the analysis to just seven (7) transactions and (ii) the values for each transaction.

59. Moreover, the Recommendation Statement does not disclose why OPH management waited until September 2013 to “update” Company financial projections to include a “risk assessment of [OPH’s] ability to achieve the projected revenue for each product line....” This “update” had the effect of greatly reducing OPH’s free cash flows as well as the Discounted Cash Flow Analysis.

60. Also, the Background of Offer and Merger section of the Recommendation Statement contains the following material omissions:

(a) The basis for retaining William Blair as the Company’s financial advisor to evaluate the Proposed Transaction and the extent and nature of business for which the Company has previously engaged William Blair and the amount of fees paid to William Bair related thereto;

(b) Whether the Board conducted a conflict check on William Blair before they were formally engaged by OPH;

(c) Whether OPH interviewed and/or considered financial advisors other than UBS in connection with the Proposed Transaction;

(d) A description of the “strategic alternatives “ that the Company explored during its January 30, 2013 Board meeting;

(e) The identities of the 15 parties that submitted preliminary indications of the interest to OPH on June 27, 2013;

(f) The identity of the financial sponsor that submitted a definitive written proposal to acquire the OPH for $8.50 per share on August 13, 2013;

(g) The rationale as to why negotiations with August 13th financial sponsor did not succeed;

(h) Whether the Board contacted the August 13 financial sponsor after ACI informed OPH that it was not going to raise its offer above $8.35 per share;

(i) The identity of the strategic acquirer that submitted an initial non-binding indication of interest to acquire OPH on August 17, 2013;

(j) Whether Hart or any of the members of the Board or senior management discussed future employment with ACI any time before the announcement of the Proposed Transaction;

(k) Whether the Board, at any time prior to entering into the Proposed Transaction, considered any other strategic alternatives;

(l) Whether any potential bidders or acquirers for OPH refused to enter into a non-disclosure agreement and/or refused to enter into further negotiations with the Company because of the existence of the “don’t ask don’t waive” standstill provisions;

61. The information requested above collectively amounts to the key inputs necessary for one to be able to evaluate and understand the sales process and analysis rendered in connection with the Proposed Transaction. Therefore, the aforementioned omitted information is highly relevant and material to OPH stockholders.

62. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

On Behalf of Plaintiff Claim for Violations of Section 14(d)(4) and 14(e) of the

Exchange Against OPH and the Individual Defendants

63. Plaintiff brings this cause of action on behalf of himself as an individual.

64. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

65. OPH and the Individual Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

66. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

67. The Recommendation Statement violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, OPH and the Individual Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

68. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff for Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

69. Plaintiff brings this cause of action on behalf of himself as an individual.

70. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

71. The Individual Defendants acted as controlling persons of OPH within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of OPH, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

72. Each of the Individual Defendants were provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

73. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

74. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

75. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

76. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

THIRD CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

77. Plaintiff brings this cause of action on behalf of himself and all other similarly situated shareholders in OPH.

78. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

79. The Individual Defendants have violated fiduciary duties of care, loyalty, disclosure and good faith owed to public shareholders of OPH.

80. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in OPH.

81. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, disclosure and independence owed to the shareholders of OPH because, among other reasons, they failed to take steps to maximize the value of OPH to its public shareholders.

82. The Individual Defendants dominate and control the business and corporate affairs of OPH, and are in possession of private corporate information concerning OPH’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of OPH which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

83. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

84. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of OPH’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

85. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

86. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

FOURTH CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against ACI and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

87. Plaintiff brings this cause of action on behalf of himself and all other similarly situated shareholders in OPH.

88. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

89. ACI and Merger Sub have acted and are acting with knowledge of the fact that the Individual Defendants are in breach of their fiduciary duties to OPH’s public shareholders, and have participated in such breaches of fiduciary duties.

90. ACI and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, ACI and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

91. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain transaction providing the best possible terms for shareholders and discloses all material information required under State and Federal law;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 25, 2013

By:	/s/ Marshall P. Dees
Corey D. Holzer
Ga. Bar No. 364698
Marshall P. Dees
Ga. Bar No. 105776
HOLZER HOLZER & FISTEL, LLC
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: (770) 392-0090
Facsimile: (770) 392-0029

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Ave., 10th Floor

New York, NY 10017

Tel: 212-983-9330

Fax: 212-983-9331

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